RICHARD I. ANSLOW & ASSOCIATES
                           4400 Route 9 South
                        Freehold, New Jersey  07728
                              (732) 409-1212

November 28, 2000

United States Securities and Exchange Commission
450 5th Street, N.W.
Washington, D.C. 20549

     Re:     ADVANTAGE LIFE PRODUCTS, INC. - FILE# 0-17414
             WITHDRAWAL OF FORM 10-QSB FOR THE PERIOD ENDING 9/30/00

Dear Sir/Madam:

I represent Advantage Life Products, Inc.. This letter hereby serves as Advantage Life Products, Inc. withdrawal of its Form 10-QSB filed on November 17, 2000 under file #0-17414.

If you have any further questions, please call me.

Very truly yours,

RICHARD I. ANSLOW & ASSOCIATES

By: /s/ Richard I. Anslow
--------------------------
        RICHARD I. ANSLOW

RIA/tp